
Eisai Co., Ltd. 6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-8088 JAPAN
Telephone: (03) 3817- 5064 Fax: (03) 3811- 2830

July 30, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Room 3117(Mail Stop 3-9)
450 Fifth Street, N.W.
Washington D.C. 20549



EISAI CO., LTD. (File No. 82-4015)

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to confirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

Very truly yours,

Hirokazu Kanai

Hirokazu Kanai
Director,
Finance & Accounting Division
Eisai Co., Ltd.

dlw 8/6

82-4015

1. CONSOLIDATED QUARTERLY FINANCIAL RESULTS (APRIL 1, 2003 – JUNE 30, 2003)

1. NOTES TO PREPARATION OF THE QUARTERLY FINANCIAL REPORT

(1) There have been no changes in accounting methods used by the Company during the quarterly period.
(2) There have been no changes in the number of consolidated subsidiaries and associated companies accounted for by the equity method.

2. QUARTERLY FINANCIAL RESULTS

(1) RESULTS OF QUARTERLY OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2003-June 30, 2003	¥116,649 mil.	1.3%	¥19,078 mil.	0.3%	¥19,571 mil.	6.7%
April 1, 2002-June 30, 2002	¥115,187 mil.		¥19,022 mil.		¥18,348 mil.	
April 1, 2002-March 31, 2003	¥466,613 mil.		¥75,863 mil.		¥ 76,137 mil.	

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS
April 1, 2003-June 30, 2003	¥ 12,335 mil.	10.3%	¥42.28	¥42.28
April 1, 2002-June 30, 2002	¥11,180 mil.		¥38.33	¥37.93
April 1, 2002-March 31, 2003	¥41,027 mil.		¥141.16	¥139.85

Notes: 1.Percentage increase (decrease) is a comparison to the quarterly period ended June 30, 2002.
2.*The first quarterly results for fiscal year 2002 are provided as reference data because the* Company has initiated disclosure of its quarterly results from the current financial year.

(2) FINANCIAL POSITION

Period	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
April 1, 2003-June 30, 2003	¥593,955 mil.	¥397,223 mil.	66.9%	¥1,361.34
April 1, 2002-June 30, 2002	¥549,461mil.	¥365,698 mil.	66.6%	¥1,253.70
April 1, 2002-March 31, 2003	¥591,721 mil.	¥388,247 mil.	65.6%	¥1,330.34

(3) CASH FLOW CONDITION

Period	Operating Cash Flow	Investing Cash Flow	Financial Cash Flow	Cash & Cash Equivalents
April 1, 2003-June 30, 2003	¥16,949 mil.	(¥3,764 mil).	¥4,507 mil.	¥136,400 mil.
April 1, 2002-June 30, 2002	¥12,127 mil.	(¥7,906 mil.)	(¥5,364 mil.)	¥115,847 mil.
April 1, 2002-March 31, 2003	¥57,606 mil.	(¥27,721 mil.)	(¥19,829 mil.)	¥127,271 mil.

All figures less than 1,000,000 yen have been omitted.

(REFERENCE DATA 1)
NON-CONSOLIDATED RESULTS OF QUARTERLY OPERATIONS

Period	Net Sales	Operating Income	Ordinary Income	Net Income
April 1, 2003-June 30, 2003	¥76,463 mil.	¥19,119 mil.	¥19,590 mil.	¥12,267 mil.

Period	Total Assets	Shareholders' Equity
April 1, 2003-June 30, 2003	¥490,026 mil.	¥385,844 mil.

[Current Quarter Summary Highlights]

- Consolidated sales results came to ¥116,649 million which was a 1.3% increase compared to the corresponding period of last year. With respect to individual markets, the North American and European markets continued growing; however, the market in Japan remained in a harsh operating environment due to a protracted economic slowdown, and measures to restrain increases in health care costs have been implemented, such as the National Health Insurance (NHI) price revision in April of this year.

- Regarding the net sales of main products, sales of *Aricept*, an Alzheimer's disease treatment, surged 27.8% from the previous year, to ¥32,472 million. Sales of *Aciphex/Pariet*, a proton pump inhibitor, decreased 4.7% to ¥26,260 due to currency exchange factors as well as a price change (local currency basis) announced in the 4 th Quarter that yielded increased demand for that quarter. Sales on a local currency basis in the 1 st Quarter slightly increased.

- With respect to expenses, aggressive research and development resulted in an increase of 25.0% to ¥16,896 million; selling, general and administrative expenses came to ¥57,713 million which was an increase of 5.6 %; costs of goods sold came to ¥22,843 and was a ¥5,040 million reduction from the previous year period. The sales cost ratio was 19.6% and was a 4.6% improvement from the previous year period.

- As a result, operating income was ¥19,078 million, a 0.3% increase; ordinary income came to ¥19,571 million, a 6.7% increase; and net income came to ¥12,335 million, a 10.3% increase.

- Earnings per share came to ¥42.28 which was a ¥3.95 yen increase from the corresponding period last year.

- Average exchange rates for the quarter were: ¥118.50/U.S.$ and ¥134.66/Euro (1st Quarter 2002 Exchange rates were: ¥127.04/U.S.$ and ¥116.57/Euro

[Results by segment]

(Net sales for each segment are net sales to external customers.)

(1) Performance by operating segment

Pharmaceuticals segment

The sales of *Aricept* in Japan, North America, and Europe registered growth while the sales of *Aciphex/Pariet* remained strong in Japan and Europe. Consequently, sales increased 2.9% to ¥111,223 million; however, operating income in the segment came to ¥19,381 million showing a slight increase of 0.6% due to increases in the expenses associated with clinical development and business development in the neurology therapeutic area.

Other segments

Sales in other segments came to ¥5,425 million yen, a decline of 23.4% over the previous year period, and operating income rose 21.9% to ¥368 million.

(2) Performance by geographic area

Japan: Sales in Japan amounted to ¥63,713 million, down 4.6%, and operating income came to ¥20,100 million, down 4.1%. Sales of *Aricept* was ¥6,971 million and *Pariet* sales came to ¥1,736 million; however, reduced sales in other pharmaceuticals, certain consumer health care products, as well as the transfer of the animal health business among others resulted in decreased sales and income in comparison to the previous year period.

North America: Sales in North America climbed 8.0% to ¥42,258 million and operating income increased 157.5% to ¥1,294 million. Sales of *Aricept* amounted to ¥19,140 million, an increase of 29.5%, and sales of *Pariet* came to ¥22,606 million, a decline of 6.3%.

Europe Sales in Europe grew 26.2%, to ¥8,505 million while operating income decreased 2.7% to ¥547 million. Sales of *Aricept* amounted to ¥5,767 million, on increase of 26.4% and sales of *Pariet* totaled ¥1,581 million, an increase of 3.2%.

Asia and other regions

Due to the strength of the Japanese yen to many Asian currencies in comparison to the previous year period, sales decreased 6.7% to ¥2,172 million, while operating income declined 27.8% to ¥451 million yen.

Furthermore, total overseas sales excluding Japan came to ¥52,935 million, an increase of 9.4%, accounting for 45.4% of the Company's total net sales.

[Cash flow]

Net cash provided by operating activities in the 1st quarter amounted to ¥16,949 million, an increase of ¥4,822 million from the preceding year. Income before income taxes rose ¥1,237 million from the previous year to ¥19,401 million. Meanwhile, depreciation and amortization expenses came to ¥4,292 million which remained at almost the same level as the same period of the previous year, while trade receivables declined by ¥13,736 million and income taxes paid came to ¥21,629 million.

Cash flows from investing activities totaled ¥3,764 million, down ¥4,142 million from the previous year, of which ¥5,021 million was used for acquisition of tangible fixed assets. Meanwhile, net cash used in financing activities amounted to ¥4,705 million, a decrease of ¥856 million, due to the payment of dividends and other activities.

As a result of operating, investing and financing activities, cash and cash equivalents at the end of the period under review increased by ¥9,128 million from the end of the previous period, to ¥136,400 million.

[Products under development]

The additional indication of acute pulmonary embolism was acquired in May in Japan for *Cleactor*. *Cleactor* is a second generation t-PA agent, originally approved as an acute coronary infarction treatment. In July *Pariet* (10 mg tablet) was approved for the additional indication of maintenance treatment for gastroesophageal reflux disease (GERD).

A strategic alliance for the co-promotion and development of rasagiline, a Parkinson's disease treatment, which is in preparation for filing to the FDA (U.S. Food and Drug Administration) for marketing approval was concluded with Teva Pharmaceutical Industries (headquarters: Israel). Eisai and Teva will engage in the joint development of the agent for dementia of the Alzheimer's type while Eisai will carry out co-promotion activities in the field of Parkinson's disease.

Furthermore, a non-approvable letter was received in July from the U.S. FDA for the additional indication of vascular dementia for *Aricept* and currently discussions are ongoing with the FDA. In addition, Phase III clinical trials of *Pariet* for *h. pylori* eradication treatment were initiated in Japan.

3. FORECASTED CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2004

Period	Net Sales	Ordinary Income	Net Income	Earnings per Share (EPS)
April 1, 2003-September 30, 2003	¥243,000 mil.	¥40,500 mil.	¥24,000 mil.	¥82.25
April 1, 2003-March 31, 2004	¥500,000 mil.	¥80,000 mil.	¥48,000 mil.	¥164.27

(REFERENCE DATA 2)
FORECASTED NON-CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2004

Period	Net Sales	Ordinary Income	Net Income
April 1, 2003-September 30, 2003	¥148,000 mil.	¥35,500 mil.	¥21,000 mil.
April 1, 2003-March 31, 2004	¥296,000 mil.	¥63,000 mil.	¥38,000 mil.

For the period ending March, 2004, no financial results forecast revisions have been made to the half-year or the full year period announced in May 2003. Although a difficult competitive environment continues both in Japan and overseas, the Company strives for further growth through expanding the sales of *Pariet* in Japan with the recent GERD maintenance indication approval, strengthening the sales force in the U.S., and improving managerial resource efficiency.

Period	Dividends per Share		
	Interim	Year End	Annual
April 1, 2003-September 30, 2003	¥18.00	–	–
April 1, 2003-March 31, 2004	–	¥18.00	¥36.00

Note: The forward-looking statements contained in this report are based on information available to the Company at the time they were issued, and actual results could differ materially from these statements due to changes in economic conditions, foreign exchange rates, conditions affecting the pharmaceutical industry including revisions of the pharmaceutical affairs system, and other factors.

EISAI CO., LTD.
1-1) CONSOLIDATED BALANCE SHEET (ASSETS)

	March 31, 2003			June 30, 2003			Increase (Decrease)
Account Title	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
ASSETS							
Current assets:							
Cash and bank account		101,263			114,010		
Accounts and notes receivable-trade		149,049			135,330		
Short-term investments		35,335			27,696		
Inventories		35,061			36,309		
Deferred tax assets		19,285			21,991		
Other current assets		9,187			10,878		
Allowance for doubtful receivables		(201)			(231)		
Total current assets		348,981	59.0		345,984	58.3	(2,997)
Fixed assets:							
Property, plant and equipment							
Buildings and structures	129,597			129,714			
Accumulated depreciation	72,441	57,155		73,064	56,649		
Machinery and vehicles	88,210			87,476			
Accumulated depreciation	65,724	22,486		65,682	21,794		
Land		19,097			19,056		
Construction in progress		4,464			6,858		
Others	36,139			36,374			
Accumulated depreciation	27,658	8,480		28,140	8,233		
Net property, plant and equipment		111,685	18.9		112,592	18.9	907
Intangible assets		16,035	2.7		15,838	2.7	(196)
Investments and other assets							
Investment securities		66,994			70,586		
Long-term loans receivable		98			99		
Deferred tax assets		18,778			20,072		
Other assets		30,077			29,709		
Allowance for doubtful receivables		(929)			(928)		
Total investments and other assets		115,019	19.4		119,539	20.1	4,520
Total fixed assets		242,739	41.0		247,970	41.7	5,230
Total		591,721	100.0		593,955	100.0	2,233

EISAI CO., LTD.
1-2) CONSOLIDATED BALANCE SHEET
(LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY)

	March 31, 2003		June 30, 2003		Increase (Decrease)
Account Title	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)
LIABILITIES					
Current liabilities:					
Accounts payable-trade	16,134		14,912		
Short-term borrowings	35		226		
Current portion of straight bonds	100		100		
Accounts payable-other	41,145		39,716		
Accrued expenses	22,595		26,504		
Accrued income taxes	23,026		12,910		
Reserve for sales rebates	37,574		34,650		
Other reserves	796		978		
Other current liabilities	4,584		5,472		
Total current liabilities	145,992	24.7	135,472	22.8	(10,519)
Long-term liabilities:					
Deffered tax liabilities	344		485		
Liability for retirement benefits	45,417		49,049		
Retirement allowances for directors	1,764		1,762		
Consolidation account adjustment	178		163		
Other long-term liabilities	443		432		
Total long-term liabilities	48,148	8.1	51,892	8.7	3,744
Total liabilities	194,140	32.8	187,365	31.5	(6,775)
Minority interests	9,332	1.6	9,336	1.6	33
Shareholders' equity:					
Common stock	44,985	7.6	44,985	7.6	–
Capital surplus	55,222	9.3	55,222	9.3	–
Retained earnings	302,669	51.2	310,269	52.2	7,600
Net unrealized gain (loss) on available-for-sale securities	1,424	0.2	2,295	0.4	871
Foreign currency translation adjustment	(1,502)	(0.2)	(993)	(0.2)	509
Treasury stock	(14,551)	(2.5)	(14,556)	(2.4)	(4)
Total shareholders' equity	388,247	65.6	397,223	66.9	8,975
Total	591,721	100.0	593,955	100.0	2,233

EISAI CO., LTD.
2. CONSOLIDATED STATEMENTS OF INCOME
The First Quarter for 2002 and 2003

	April 1, 2002 - June 30, 2002			April 1, 2003 - June 30, 2003			Increase (Decrease)
Account Title	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
Net sales		115,187	100.0		116,649	100.0	1,461
Cost of sales		27,884	24.2		22,843	19.6	(5,040)
Gross profit on sales		87,303	75.8		93,805	80.4	6,502
Provision of reserve for sales returns		95	0.1		117	0.1	21
Gross profit		87,208	75.7		93,688	80.3	6,480
Selling and general administrative expenses							
Research and development expenses	13,512			16,896			
Selling and general administrative expenses	54,673	68,186	59.2	57,713	74,609	64.0	6,423
Operating income		19,022	16.5		19,078	16.4	56
Non-operating income		1,196	1.0		773	0.7	(423)
Non-operating expenses		1,869	1.6		281	0.2	(1,588)
Ordinary income		18,348	15.9		19,571	16.8	1,222
Extra-ordinary income		29	0.0		472	0.4	443
Extra-ordinary loss		213	0.1		642	0.6	428
Income before income taxes and minority interests		18,164	15.8		19,401	16.6	1,237
Income taxes-current	10,550			11,514			
Income taxes-deferred	(3,563)	6,987	6.1	(4,478)	7,036	6.0	49
Minority interests		(2)	(0.0)		30	0.0	32
Net income		11,180	9.7		12,335	10.6	1,155

EISAI CO., LTD.

3. CONSOLIDATED STATEMENTS OF CASH FLOWS

The First Quarter for 2002 and 2003

Account Title	April 1, 2002- June 30, 2002 (Millions of Yen)	April 1, 2003- June 30, 2003 (Millions of Yen)	Increase (Decrease) (Millions of Yen)
I. Operating activities:			
Income before income taxes and minority interests	18,164	19,401	
Depreciation and amortization	4,084	4,292	
Amortization of consolidation account adjustment	(15)	(15)	
Increase in allowance for doubtful receivables	1	28	
Interest and dividend income	(583)	(506)	
Interest expense	21	6	
Equity in earnings of associated companies	(30)	(15)	
Net loss on sales and disposal of fixed assets	33	(79)	
Provision for liability for retirement benefits	3,005	3,960	
Loss and gain on sales of short-term investments and investment securities	(0)	0	
Loss on impairment of securities	66	106	
Loss on vitamin E litigation settlement	106	_	
Decrease (Increase) in trade receivables	(4,383)	13,736	
Decrease (Increase) in inventories	2,208	(1,051)	
Decrease in accounts payable	(381)	(1,583)	
Increase (Decrease) in other current liabilities	(1,931)	3,330	
Decrease in reserve for sales rebates	(2,648)	(2,772)	
Other	(1,460)	(877)	
Sub-total	16,258	37,962	21,704
Interest and dividends received	582	622	
Interest paid	(81)	(6)	
Payments on vitamin E litigation settlement	(106)	-	
Income taxes paid	(4,526)	(21,629)	
Net cash provided by operating activities	12,127	16,949	4,822
II. Investing activities:			
Purchases of short-term investments	(3,299)	(3,609)	
Proceeds from sales and redemptions of short-term investments	6,119	8,639	
Purchases of property, plant and equipment	(6,552)	(4,705)	
Proceeds from sales of property, plant and equipment	26	499	
Purchases of intangible assets	(429)	(667)	
Purchases of investment securities	(4,159)	(4,912)	
Proceeds from sales and redemptions of investment securities	305	1,481	
Decrease (Increase) in time deposits (exceeding 3 months)	(361)	239	
Other	444	(727)	
Net cash used in investing activities	(7,906)	(3,764)	4,142
III. Financing activities:			
Increase (decrease) in short-term bank borrowings	(572)	190	
Dividends paid	(4,667)	(4,668)	
Other	(123)	(29)	
Net cash used in financing activities	(5,364)	(4,507)	856
Effect of exchange rate changes on cash and cash equivalents	(4,772)	450	5,222
Net increase (decrease) in cash and cash equivalents	(5,915)	9,128	15,044
Cash and cash equivalents at beginning of year	121,763	127,271	
Cash and cash equivalents at end of period	115,847	136,400	

4. SEGMENT INFORMATION

1. Industry Segment Information

(1) For the first quarter, ended June 30, 2002 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥108,106	¥7,081	¥115,187	–	¥115,187
(2) Intersegment sales	50	3,273	3,324	(¥3,324)	–
Total sales	108,157	10,354	118,512	(3,324)	115,187
Operating expenses	88,884	9,882	98,766	(2,600)	96,165
Operating income	¥19,273	(¥472)	¥19,745	(¥723)	¥19,022

(2) For the first quarter, ended June 30, 2003 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥111,223	¥5,425	¥116,649	–	¥116,649
(2) Intersegment sales	52	3,243	3,295	(¥3,295)	–
Total sales	111,276	8,668	119,945	(3,295)	116,649
Operating expenses	91,894	8,300	100,194	(2,623)	97,570
Operating income	¥19,381	¥368	¥19,750	(¥671)	¥19,078

Notes:

(1) The Company classifies consolidated operations into two segments: Pharmaceuticals, including prescription pharmaceuticals, consumer health care products and diagnostics, and Others, which encompasses all operations other than pharmaceuticals.

(2) Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostic pharmaceuticals, etc.
Others	*Food additives; Chemicals; Machinery; Others*

2. Geographical Segment Information

(1) For the first quarter ended June 30, 2002 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales							
(1) Sales to customers	¥66,803	¥39,119	¥6,936	¥2,327	¥115,187	–	¥115,187
(2) Intersegment sales	15,089	3,500	598	17	19,206	(¥19,206)	–
Total sales	81,893	42,620	7,534	2,344	134,394	(19,206)	115,187
Operating expenses	60,939	42,118	6,971	1,719	111,749	(15,583)	96,165
Operating income	¥20,954	¥502	¥562	¥625	¥22,644	(¥3,622)	¥19,022

(2) For the first quarter ended June 30, 2003 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales							
(1) Sales to customers	¥63,713	¥42,258	¥8,505	¥2,172	¥116,649	–	¥116,649
(2) Intersegment sales	17,568	4,146	685	16	22,416	(22,416)	–
Total sales	81,282	46,404	9,190	2,188	139,066	(22,416)	116,649
Operating expenses	61,181	45,109	8,643	1,737	116,672	(19,101)	97,570
Operating income	¥20,100	¥1,294	¥547	¥451	¥22,393	(¥3,314)	¥19,078

Notes:

(1) Segmentation by country or region is based on geographical proximity.

(2) Major areas and countries included in each category:
- -North America: The United States and Canada
- -Europe: The United Kingdom, Germany, France, etc.
- -Asia and Others: East Asia, South-East Asia and South-Central America, etc.

(3) Intersegment sales in Japan principally represent product sales from the Parent company to overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales from overseas subsidiaries, which manage research and development for the Parent company.

3. Overseas Sales

(1) For the first quarter ended June 30, 2002 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥39,688	¥10,253	¥3,051	¥52,994
2. Consolidated sales				¥115,187
3. Share of overseas sales	34.5 %	8.9%	2.6%	46.0%

(2) For the first quarter ended June 30, 2003 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥44,481	¥10,309	¥2,937	¥57,728
2. Consolidated sales				¥116,649
3. Share of overseas sales	38.1%	8.9%	2.5%	49.5%

Notes:

(1) Segmentation of the areas is based on geographical proximity.

(2) Major areas and countries included in this category:
- -North America: The United States and Canada.
- -Europe: The United Kingdom, Germany, France, etc.
- -Asia and Other: East Asia, South-East Asia, and South-Central America, etc.

(3) Overseas sales represent the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

Securities Code: 4523


Eisai

2003.6

Reference Data

First Quarter Ended June 30, 2003

Eisai Co., Ltd.

July 30, 2003

For Inquiry: Public Relations Department

TEL 81-3-3817-5120 FAX 81-3-3811-3077

http://www.eisai.co.jp/eir/

Contents

*Unless otherwise specified, all figures have been rounded to their nearest specified unit.
*Currency exchange rates utilized in the reference data are noted in the table below.

Currency Exchange Rates

	US (¥/US$)	EU (¥/EURO)	UK (¥/£)
(Apr. - Jun. 2002) First Quarter Average Rate	127.04	116.57	185.52
(Mar. 31, 2003) Fiscal Year End Rate	120.20	129.83	189.45
(Apr. - Jun. 30, 2003) First Quarter Average Rate	118.50	134.66	191.82
(Jun. 30, 2003) First Quarter End Rate	119.80	136.92	198.11
Fiscal Year Ending March 31, 2004 Forecast Rate	115.00	120.00	190.00

*Quarterly financial results for the previous fiscal year ended on March 31, 2003 stated in this material are for reference use only because the company has initiated disclosure of its quarterly results from the current fiscal year.

*The Company's performance and financial results could differ materially from those reflected in these forward-looking statements due to general, financial, economic, and political conditions affecting the pharmaceutical industry.

I. Consolidated Financial Highlights

1. Statement of Income Data

(billions of yen)

Years Ended/Ending March 31	First Quarter				
	2003	**2004**	Change %	2003	2004 (e)
Net Sales	115.2	**116.6**	101.3	466.6	500.0
Cost of Sales	28.0	**23.0**	82.1	102.6	100.0
Research and Development Expenses	13.5	**16.9**	125.0	59.7	67.0
Selling, General and Administrative Expenses	54.7	**57.7**	105.6	228.4	253.0
Operating Income	19.0	**19.1**	100.3	75.9	80.0
Ordinary Income	18.3	**19.6**	106.7	76.1	80.0
Net Income	11.2	**12.3**	110.3	41.0	48.0
Earnings per Share (yen)	38.3	**42.3**	110.3	141.2	164.3

*"Cost of Sales" includes "Reversal of reserve for sales returns".

2. Balance Sheet Data

(billions of yen)

	2003		Inc./
	31-Mar	**30-Jun**	Dec.
Total Assets	591.7	**594.0**	2.2
Shareholders' Equity	388.2	**397.2**	9.0

3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	First Quarter				
	2003	**2004**	Inc./ Dec.	2003	2004 (e)
Capital Expenditures	3.2	**5.2**	1.9	21.9	24.5
Property, plant and equipment	2.8	**4.5**	1.7	17.4	20.0
Intangible Assets	0.4	**0.7**	0.2	4.5	4.5
Depreciation/Amortization	4.1	**4.3**	0.2	18.0	18.0

* Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets".

4. Cash Flow Data

(billions of yen)

Years Ended/Ending March 31	First Quarter				
	2003	**2004**	Inc./ Dec.	2003	2004 (e)
Net cash provided by operating activities	12.1	**16.9**	4.8	57.6	-
Net cash used in investing activities	(7.9)	**(3.8)**	4.1	(27.7)	-
Net cash used in financing activities	(5.4)	**(4.5)**	0.9	(19.8)	-
Cash and cash equivalents at end of period	115.8	**136.4**		127.3	-
Free Cash Flow	5.1	**12.1**	6.9	31.1	-

*Free Cash Flow = "Net cash provided by operating activities" + "Capital expenditures" +"Other revenue/payment for continuous activities"

II. Consolidated Statements of Income

1. Consolidated Statement of Income & Explanation (billions of yen)

Years Ended/Ending March 31	First Quarter					
	2003	Sales %	**2004**	Sales %	Chg. %	Inc./ Dec.
Net sales	115.2	100.0	**116.6**	100.0	101.3	1.5
Cost of sales	27.9	24.2	**22.8**	19.6	81.9	(5.0)
Reversal of reserve for sales returns	0.1	0.1	**0.1**	0.1	122.7	0.0
Gross profit	87.2	75.7	**93.7**	80.3	107.4	6.5
Research and development expenses	13.5	11.7	**16.9**	14.5	125.0	3.4
Selling, general and administrative expenses	54.7	47.5	**57.7**	49.4	105.6	3.0
Operating income	19.0	16.5	**19.1**	16.4	100.3	0.1
Non-operating income	1.2	1.0	**0.8**	0.7	64.6	(0.4)
Non-operating expenses	1.9	1.6	**0.3**	0.3	15.0	(1.6)
Ordinary income	18.3	15.9	**19.6**	16.8	106.7	1.2
Extraordinary income	0.0	0.0	**0.5**	0.4		0.4
Extraordinary loss	0.2	0.1	**0.6**	0.6		0.4
Income before taxes & interests	18.2	15.8	**19.4**	16.6	106.8	1.2
Income taxes-current	10.6	9.2	**11.5**	9.9	109.1	1.0
Income taxes-deferred	(3.6)	(3.1)	**(4.5)**	(3.9)	125.7	(1.0)
Minority interests	(0.0)	(0.0)	**0.0**	0.0		0.0
Net income	11.2	9.7	**12.3**	10.6	110.3	1.2

<Explanation>

Cost of sales
<Decrease Factor(s)>
Business mix and sales product mix change

Research and development expenses
<Increase Factor(s)>
Alliance fee

Foreign exchange gain/loss
*2003 1Q: Loss of 1.8 billions
*2004 1Q: Gain of 0.1 billions

2. Financial Results by Industry Segment

2-1. Consolidated Net Sales by Industry Segment

(billions of yen)

Years Ended/Ending March 31	First Quarter			
	2003	**2004**	Change %	2003
Net sales to customers	115.2	**116.6**	101.3	466.6
Pharmaceuticals	108.1	**111.2**	102.9	441.7
(In-house developed products %)	(85.2%)	**(89.3%)**	-	(89.3%)
Japan	60.2	**59.1**	98.0	228.0
North America	38.9	**41.7**	107.3	178.4
Europe	6.6	**8.3**	124.5	26.1
Asia and others	2.3	**2.2**	93.3	9.1
Others	7.1	**5.4**	76.6	24.9
Japan	6.6	**4.7**	71.0	22.6
Overseas	0.5	**0.8**	148.7	2.3

* Sales results by industry segment have been reclassified in accordance with geographical segmentation.
* Major areas and countries included in each category:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, Germany, France, etc.
  3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc.

2-2. Consolidated Operating Income by Industry Segment

(billions of yen)

Years Ended/Ending March 31	First Quarter			
	2003	**2004**	Change %	2003
Operating income/loss	19.0	**19.1**	100.3	75.9
Pharmaceutical	19.3	**19.4**	100.6	77.7
Others	0.5	**0.4**	78.1	0.7
Elimination and Corporate	(0.7)	**(0.7)**		(2.5)

3. Financial Results by Geographical Area

3-1. Consolidated Net Sales by Geographical Segment

(billions of yen)

Years Ended/Ending March 31	First Quarter			
	2003	**2004**	Change %	2003
Net sales to customers	115.2	**116.6**	101.3	466.6
Japan	66.8	**63.7**	95.4	250.6
North America	39.1	**42.3**	108.0	179.5
Europe	6.9	**8.5**	122.6	27.3
Asia and others	2.3	**2.2**	93.3	9.1
Overseas sales	48.4	**52.9**	109.4	216.0
Overseas sales (%)	42.0%	**45.4%**	-	46.3%

3-2. Consolidated Operating Income by Geographical Segment

(billions of yen)

Years Ended/Ending March 31	First Quarter			
	2003	**2004**	Change %	2003
Operating income/loss	19.0	**19.1**	100.3	75.9
Japan	21.0	**20.1**	95.9	70.2
North America	0.5	**1.3**	257.5	5.7
Europe	0.6	**0.5**	97.3	2.4
Asia and others	0.6	**0.5**	72.2	1.7
Eliminations and corporate	(3.6)	**(3.3)**		(4.1)

4. Overseas Sales

(billions of yen)

Years Ended/Ending March 31	First Quarter			
	2003	**2004**	Change %	2003
Net sales	115.2	**116.6**	101.3	466.6
North America	39.7	**44.5**	112.1	185.9
Europe	10.3	**10.3**	100.5	36.0
Asia and others	3.1	**2.9**	96.3	11.6
Overseas sales	53.0	**57.7**	108.9	233.5
Overseas sales (%)	46.0%	**49.5%**	-	50.0%

* Sales results by industry segment have been reclassified in accordance with geographical segmentation.
* Major areas and countries included in each category:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, Germany, France, etc.
  3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc.

5. Global Product Sales

5-1. *ARICEPT* Sales by Area

Years Ended/Ending March 31 Area		First Quarter 2003	First Quarter **2004**	First Quarter Change %	2003
Japan	¥ Billions	5.4	**7.0**	130.2	21.9
U.S.	¥ Billions	14.8	**19.1**	129.5	74.5
	US $ Millions	116	**162**	133.8	611
U.K.	¥ Billions	0.5	**0.3**	59.5	0.9
	UK £ Millions	3	**1**	57.5	5
Germany	¥ Billions	1.5	**2.1**	137.7	4.4
	Euro Millions	13	**15**	119.2	37
France	¥ Billions	2.6	**3.4**	132.0	11.3
	Euro Millions	22	**25**	114.2	93
Europe Total	¥ Billions	4.6	**5.8**	126.4	16.6
Asia and others	¥ Billions	0.7	**0.6**	88.8	2.3
Total	¥ Billions	25.4	**32.5**	128.0	115.3

*Sales forecast for Eisai sales territories for the year ending March 2004 is ¥128.0 billion.

5-2. *ACIPHEX/PARIET* Sales by Area

Years Ended/Ending March 31 Area		First Quarter 2003	First Quarter **2004**	First Quarter Change %	2003
Japan	¥ Billions	1.6	**1.7**	109.6	5.8
U.S.	¥ Billions	24.1	**22.6**	93.7	103.8
	US $ Millions	190	**191**	100.4	851
U.K.	¥ Billions	1.3	**1.3**	99.6	5.6
	UK £ Millions	7	**7**	96.3	30
Germany	¥ Billions	0.2	**0.3**	126.6	0.9
	Euro Millions	2	**2**	109.6	7
Europe Total	¥ Billions	1.5	**1.6**	103.2	6.5
Asia and others	¥ Billions	0.3	**0.3**	111.9	1.3
Total	¥ Billions	27.6	**26.3**	95.3	117.4

*Sales forecast for Eisai sales territories for the year ending March 2004 is ¥149.0 billion.

<Reference> [Non-consolidated]

Eisai Inc. (U.S.A.) / Pharmaceutical Sales, Production

Years Ended/Ending March 31		First Quarter			
		2003	**2004**	Change %	2003
Net sales	¥ Billions	40.2	**42.4**	105.6	181.7
	US $ Millions	316	**358**	113.2	1,490
Operating income	¥ Billions	0.6	**1.0**	155.1	6.3
	US $ Millions	5	**8**	166.2	52
Net income	¥ Billions	0.5	**0.7**	130.0	3.9
	US $ Millions	4	**5**	139.3	32
Operating income before	¥ Billions	4.8	**6.2**	129.3	27.0
Royalty deduction	US $ Millions	38	**53**	138.6	222

Eisai China Inc. (China) / Pharmaceutical Sales, Production

Years Ended/Ending March 31		First Quarter			
		2003	**2004**	Change %	2003
Net sales	¥ Billions	0.8	**0.8**	91.3	3.3
	Chinese RMB Millions	51	**52**	101.7	221
Operating income	¥ Billions	0.3	**0.2**	68.6	0.9
	Chinese RMB Millions	20	**15**	76.5	61
Net income	¥ Billions	0.3	**0.2**	66.2	0.8
	Chinese RMB Millions	20	**15**	73.7	56

*The fiscal year of Eisai China Inc. ends on December 31. Average rate of Japanese yen to Chinese Yuan was 15.14 yen from January 1 to December 31, 2002, 14.37 yen from January 1, 2003 to March 31, 2003 and 16.01 yen from January 1, 2002 to March 2002, respectively.

Eisai Korea Inc. (Korea) / Pharmaceutical Sales

Years Ended/Ending March 31		First Quarter			
		2003	**2004**	Change %	2003
Net sales	¥ Billions	0.5	**0.5**	103.1	2.0
	Korean Won Billions	5	**5**	105.1	20
Operating income	¥ Billions	0.1	**0.1**	118.5	0.2
	Korean Won Billions	1	**1**	120.9	2
Net income	¥ Billions	0.0	**0.0**	124.1	0.2
	Korean Won Billions	0	**0**	126.6	2

*FY2002 average rate was 0.100 yen to the Korean Won.

*Average rate of Japanese yen to Korean won was 0.099 yen from April 1 to June 30 2003 and 0.101 yen from April 1 to June 30, 2002, respectively.

6. Selling, General and Administrative Expenses (Including R&D expenses)

6-1. Research and Development Expenses (R&D expenses)

(billions of yen)

Years Ended/Ending March 31	First Quarter			
	2003	**2004**	2003	2004 (e)
Net sales	115.2	**116.6**	466.6	500.0
Research and development expenses	13.5	**16.9**	59.7	67.0
Percentage of sales (%)	11.7%	**14.5%**	12.8%	13.4%

6-2. Selling, General and Administrative Expenses (SG&A expenses)

(billions of yen)

Years Ended/Ending March 31	First Quarter			
	2003	**2004**	2003	2004 (e)
Net sales	115.2	**116.6**	466.6	500.0
Selling, general and administrative expenses	54.7	**57.7**	228.4	253.0
Personnel expenses	15.1	**15.5**	55.7	-
Marketing expenses	33.1	**35.5**	147.4	-
Administrative expenses and others	6.4	**6.8**	25.4	-
Percentage of sales (%)	47.5%	**49.4%**	48.9%	50.6%

6-3. Selling General and Administrative Expenses (Including R&D Expenses)

(billions of yen)

Years Ended/Ending March 31	First Quarter			
	2003	**2004**	2003	2004 (e)
Net sales	115.2	**116.6**	466.6	500.0
Selling, general and administrative expenses (including R&D expenses)	68.2	**74.6**	288.1	320.0
Percentage of sales (%)	59.2%	**64.0%**	61.8%	64.0%

III. Consolidated Balance Sheet

1. Consolidated Balance Sheet & Explanation

<Assets>

(billions of yen)

	2003			Chg.	Inc./
	31-Mar	**30-Jun**	%	%	Dec.
Current assets:					
Cash and time deposits	101.3	**114.0**			12.7
Accounts receivable-trade	149.0	**135.3**			(13.7)
Short-term investments	35.3	**27.7**			(7.6)
Inventories	35.1	**36.3**			1.2
Deferred tax assets	19.3	**22.0**			2.7
Other current assets	9.2	**10.9**			1.7
Allowance for doubtful receivables	(0.2)	**(0.2)**			(0.0)
Total current assets	349.0	**346.0**	58.3	99.1	(3.0)
Fixed assets:					
Property, plant and equipment:					
Buildings and structures	57.2	**56.6**			(0.5)
Machinery and vehicles	22.5	**21.8**			(0.7)
Land	19.1	**19.1**			(0.0)
Construction in progress	4.5	**6.9**			2.4
Others	8.5	**8.2**			(0.2)
Total property, plant and equipment	111.7	**112.6**	18.9	100.8	0.9
Intangible assets	16.0	**15.8**	2.7	98.8	(0.2)
Investment in other assets:					
Investments in securities	67.0	**70.6**			3.6
Long-term loans receivable	0.1	**0.1**			0.0
Deferred tax assets	18.8	**20.1**			1.3
Other investments	30.1	**29.7**			(0.4)
Allowance for doubtful receivables	(0.9)	**(0.9)**			0.0
Total investments and other assets	115.0	**119.5**	20.1	103.9	4.5
Total fixed assets	242.7	**248.0**	41.7	102.2	5.2
Total assets	591.7	**594.0**	100.0	100.4	2.2

<Explanation>

Cash and time deposits
<Increase Factor(s)>
Increase in collection of accounts receivable -trade in U.S.

<Liabilities and Shareholders' Equity>

(billions of yen)

	2003			Chg.	Inc./
	31-Mar	**30-Jun**	%	%	Dec.
Current liabilities:					
Accounts payable-trade	16.1	**14.9**			(1.2)
Short-term borrowings	0.0	**0.2**			0.2
Current portion of straight bonds	0.1	**0.1**			-
Accounts payable-other	41.1	**39.7**			(1.4)
Accrued expenses	22.6	**26.5**			3.9
Accrued income taxes	23.0	**12.9**			(10.1)
Reserve for sales rebates	37.6	**34.7**			(2.9)
Other reserves	0.8	**1.0**			0.2
Other current liabilities	4.6	**5.5**			0.9
Total current liabilities	146.0	**135.5**	22.8	92.8	(10.5)
Long-term liabilities:					
Deferred tax liabilities	0.3	**0.5**			0.1
Liabilities for retirement benefits	45.4	**49.0**			3.6
Allowance for retirement of Directors	1.8	**1.8**			(0.0)
Consolidated adjustment account	0.2	**0.2**			(0.0)
Other long-term liabilities	0.4	**0.4**			(0.0)
Total long-term liabilities	48.1	**51.9**	8.7	107.8	3.7
Total liabilities	194.1	**187.4**	31.5	96.5	(6.8)
Minority Interests	9.3	**9.4**	1.6	100.4	0.0
Shareholders' equity:					
Common stock	45.0	**45.0**	7.6		-
Capital surplus	55.2	**55.2**	9.3		-
Retained earnings	302.7	**310.3**	52.2		7.6
Net unrealized gains on available-for-sale securities	1.4	**2.3**	0.4		0.9
Foreign currency translation adjustments	(1.5)	**(1.0)**	(0.2)		0.5
Treasury stock	(14.6)	**(14.6)**	(2.4)		(0.0)
Total shareholders' equity	388.2	**397.2**	66.9	102.3	9.0
Total liabilities, minority interests and shareholders' equity	591.7	**594.0**	100.0	100.4	2.2

<Explanation>

Accrued income taxes
<Decrease Factor(s)>
Decrease due to settlement of income tax payable

Liabilities for retirement benefits
Amortization of actuarial loss

IV. Consolidated Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31	First Quarter 2003	First Quarter 2004	Inc./Dec.
Operating activities			
Income before income taxes & minority interests	18.2	**19.4**	1.2
Depreciation and amortization	4.1	**4.3**	0.2
Other non-cash losses/gains	3.0	**4.1**	1.0
Operating assets/liabilities increase/decrease	(5.2)	**11.7**	16.9
Others	(3.8)	**(1.5)**	2.4
Subtotal	16.3	**38.0**	21.7
Interest paid/received	0.5	**0.6**	0.1
Payments on vitamin E litigation settlement	(0.1)	**-**	0.1
Cash paid for income taxes	(4.5)	**(21.6)**	(17.1)
Net cash provided by operating activities	12.1	**16.9**	4.8
Investing activities			
Capital expenditures	(7.0)	**(5.4)**	1.6
Other revenue/payment for continuous activities	(0.0)	**0.5**	0.5
Purchases/sales of securities	(1.0)	**1.6**	2.6
Others	(0.1)	**(0.5)**	(0.6)
Net cash used in investing activities	(7.9)	**(3.8)**	4.1
Dividends paid	(4.7)	**(4.7)**	(0.0)
Short-term debt proceeds/payments	(0.6)	**0.2**	0.8
Others	(0.1)	**(0.0)**	0.1
Net cash used in financing activities	(5.4)	**(4.5)**	0.9
Effect of exchange rate changes on cash and cash equivalents	(4.8)	**0.5**	5.2
Net increase in cash and cash equivalents	(5.9)	**9.1**	15.0
Cash and cash equivalents at beginning of year	121.8	**127.3**	
Cash and cash equivalents at end of year	115.8	**136.4**	

<Explanation>

Operating assets /liabilities increase /decrease
<Increase Factor(s)>
Decrease in account receivables in U.S.

Capital expenditures
Expenditures for purchases of property, plant and equipment was 4.7 billion yen.

(billions of yen)

Years Ended March 31	First Quarter 2003	First Quarter 2004	Inc./Dec.
Free Cash Flow	5.1	**12.1**	6.9

Note: Free Cash Flow = "Net cash provided by operating activities" + "Capital expenditures" +"Other revenue/payment for continuous activities"

V. Non-Consolidated Financial Highlights

1. Statements of Income Data

(billions of yen)

Years Ended/Ending March 31	First Quarter				
	2003	**2004**	Change %	2003	2004 (e)
Net Sales	76.8	**76.5**	99.5	289.6	296.0
Cost of Sales	22.9	**20.8**	90.6	85.6	80.0
Research and Development Expenses	12.9	**16.0**	124.6	57.6	64.0
Selling, General and Administrative Expenses	20.8	**20.6**	98.9	81.1	89.0
Operating Income	20.3	**19.1**	94.3	65.3	63.0
Ordinary Income	19.1	**19.6**	102.8	64.8	63.0
Net Income	11.4	**12.3**	107.9	34.2	38.0
Earnings per Share (yen)	39.0	**42.0**	107.8	117.6	-

2. Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31	First Quarter				
	2003	**2004**	Change %	2003	2004 (e)
Net Sales (billions of yen)	76.8	**76.5**	99.5	289.6	296.0
Pharmaceuticals	67.1	**67.2**	100.1	250.2	258.5
Prescription Pharmaceuticals(Including Drug Substance/Bulk Tablets)	62.0	**62.8**	101.3	229.4	238.0
(Ratio of in-house developed products to Prescription Pharmaceuticals) (%)	(77.7%)	**(79.0%)**	-	(78.0%)	-
Consumer Health Care Products	5.1	**4.3**	85.4	20.8	20.5
Food Additives/Chemicals, Machinery, etc.	3.9	**2.2**	56.7	11.9	8.0
Industrial Property Rights, etc. Income	5.8	**7.1**	121.7	27.5	29.5

*Animal Health business was transferred to other company in February 2003.

3. Exports by Geographical Area

(billions of yen)

Years Ended/Ending March 31	First Quarter				
	2003	**2004**	Change %	2003	2004 (e)
Net Sales	76.8	**76.5**	99.5	289.6	296.0
Export	19.5	**22.3**	114.4	76.5	72.0
North America	13.9	**16.5**	118.1	54.9	-
Europe	4.5	**4.5**	101.1	17.5	-
Asia and Others	1.1	**1.3**	121.2	4.1	-
Ratio of Exports to Sales(%)	25.4%	**29.2%**	-	26.4%	24.3%

* Major areas and countries included in each category:
1. North America: The U.S. and Canada
2. Europe: The United Kingdom, Germany, France, etc.
3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc.

4. Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31		First Quarter				
		2003	**2004**	Change %	2003	2004 (e)
Product	Description					
METHYCOBAL	Peripheral neuropathy treatment	8.4	**8.3**	99.8	31.1	32.0
ARICEPT	Alzheimer's disease treatment	5.4	**7.0**	130.2	21.9	30.0
SELBEX	Gastritis/gastric ulcer medication	7.2	**6.7**	93.2	26.8	26.0
GLAKAY	Osteoporosis treatment	3.2	**2.8**	86.9	11.4	11.0
IOMERON	Non-ionic contrast medium	2.5	**2.6**	103.0	9.5	9.0
MYONAL	Muscle relaxant	2.4	**2.3**	94.9	8.8	9.0
PARIET	Proton pump inhibitor	1.6	**1.7**	109.6	5.8	18.0
NITOROL-R	Long-acting isosorbide dinitrate	1.8	**1.4**	82.0	6.1	6.0
GLUCAGON G NOVO	Endoscopic examination/hypoglycemia treatment	1.2	**1.2**	99.0	4.4	4.5
AZEPTIN	Anti-allergy agent	1.3	**1.0**	75.6	4.8	5.0
RULID	Long-acting macrolide antibiotic	0.9	**0.8**	89.4	3.5	3.0
INHIBACE	Long-acting ACE inhibitor	0.9	**0.7**	79.1	3.1	3.0
Prescription Pharmaceuticals Total		49.6	**48.9**	98.5	185.7	197.0

5. *ACIPHEX/PARIET, ARICEPT* Drug Substance / Bulk Tablets Sales

(billions of yen)

Years Ended/Ending March 31	First Quarter				
	2003	**2004**	Change %	2003	2004 (e)
ACIPHEX/PARIET bulk tablets/drug substance (export)	8.1	**9.4**	116.5	28.9	27.0
ARICEPT drug substance (export)	4.4	**4.6**	104.5	14.8	14.0
Bulk Substance / Tablets Total	12.5	**14.0**	112.4	43.7	41.0

6. Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31		First Quarter				
		2003	**2004**	Change %	2003	2004 (e)
CHOCOLA BB Group	Vitamin B_2 preparation	2.4	**2.5**	103.2	9.2	10.0
Vitamin-E Group	JUVELUX / Natural Vitamin E preparation	0.6	**0.6**	90.1	3.2	3.0
SACLON Group	SACLON / Indigestion & heartburn treatment	0.6	**0.5**	80.2	2.7	2.0
NABOLIN Group	NABOLIN / Active-type Vitamin B_{12}	0.5	**0.2**	45.7	1.2	1.5
Consumer Health Care Products Total		5.1	**4.3**	85.4	20.8	20.5

7. Selling, General and Administrative Expenses (including R&D expenses)

7-1. Research and Development Expenses (R&D expenses)

(billions of yen)

Years Ended/Ending March 31	First Quarter				
	2003	**2004**	Change %	2003	2004 (e)
Net sales	76.8	**76.5**	99.5	289.6	296.0
Research and development expenses	12.9	**16.0**	124.6	57.6	64.0
Percentage of sales (%)	16.7%	**21.0%**	-	19.9%	21.6%

7-2. Selling, General and Administrative Expenses (SG&A expenses)

(billions of yen)

Years Ended/Ending March 31	First Quarter				
	2003	**2004**	Change %	2003	2004 (e)
Net sales	76.8	**76.5**	99.5	289.6	296.0
Selling, general and administrative expenses	20.8	**20.6**	98.9	81.1	89.0
Personnel expenses	9.6	**9.9**	103.1	37.6	-
Marketing expenses	6.9	**6.6**	95.0	26.8	-
Administrative expenses and others	4.3	**4.1**	96.0	16.7	-
Percentage of sales (%)	27.1%	**26.9%**	-	28.0%	30.1%

7-3. Selling, General and Administrative Expenses (including R&D expenses)

(billions of yen)

Years Ended/Ending March 31	First Quarter				
	2003	**2004**	Change %	2003	2004 (e)
Net sales	76.8	**76.5**	99.5	289.6	296.0
Selling, general and administrative expenses (including R&D)	33.7	**36.6**	108.7	138.7	153.0
Percentage of sales (%)	43.8%	**47.9%**	-	47.9%	51.7%

8. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	First Quarter				
	2003	**2004**	Change %	2003	2004 (e)
Capital expenditures	1.8	**3.5**	189.9	15.9	160.0
Property, plant and equipment	1.4	**2.9**	202.9	11.6	12.5
Intangible assets	0.4	**0.6**	142.8	4.4	3.5
Depreciation/Amortization	3.0	**3.1**	104.0	13.0	13.0

Note: Depreciation/amortization includes "Property, plant and equipment" as well as "Intangible assets".

VI. Changes in Quarterly Results

1. Consolidated Statement of Income Data

(billions of yen)

Years Ended/Ending March 31	2003				**2004**
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Net sales	115.2	119.2	117.7	114.4	**116.6**
Cost of sales	28.0	24.9	26.5	23.3	**23.0**
Research and development expenses	13.5	14.4	14.8	17.1	**16.9**
Selling, general and administrative expenses	54.7	58.6	54.9	60.2	**57.7**
Operating income	19.0	21.4	21.6	13.8	**19.1**
Ordinary income	18.3	21.7	21.7	14.3	**19.6**
Net income	11.2	11.1	12.9	5.8	**12.3**
Earnings per share (yen)	38.3	38.1	44.6	20.1	**42.3**

*"Cost of Sales" includes "Reversal of reserve for sales returns".

2. Consolidated Balance Sheet Data

(billions of yen)

Years Ended/Ending March 31	2002				**2003**
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun
Total assets	556.6	558.3	591.7	591.7	**594.0**
Shareholders' equity	369.8	376.9	388.2	388.2	**397.2**

3. Consolidated Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	2003				**2004**
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Capital expenditures	3.2	6.0	4.4	8.3	**5.2**
Property, plant and equipment	2.8	4.6	3.6	6.4	**4.5**
Intangible assets	0.4	1.3	0.8	1.9	**0.7**
Depreciation/Amortization	4.1	4.4	4.5	4.9	**4.3**

4. Consolidated Cash Flows Data

(billions of yen)

Years Ended/Ending March 31	2003				**2004**
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Net cash provided by operating activities	12.1	7.4	6.2	31.9	**16.9**
Net cash used in investing activities	(7.9)	(10.1)	(2.9)	(6.8)	**(3.8)**
Net cash used in financing activities	(5.4)	(9.3)	(4.3)	(0.9)	**(4.5)**
Effect of exchange rate changes on cash and cash equivalents	115.8	104.6	103.2	127.3	**136.4**
Free cash flow	5.1	0.2	1.8	24.0	**12.1**

Note: Free Cash Flow = "Net cash provided by operating activities" + "Capital expenditures" +"Other revenue/payment for continuous activities"

5. Consolidated *ARICEPT* Sales by Area

(billions of yen)

Years Ended/Ending March 31		2003				2004
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Japan	¥ Billions	5.4	5.5	6.1	4.8	**7.0**
North America	¥ Billions	14.8	18.7	21.2	19.9	**19.1**
	US $ Millions	116	155	173	166	**162**
EU total	¥ Billions	4.6	4.0	4.1	3.9	**5.8**
Asia and others	¥ Billions	0.7	0.6	0.4	0.6	**0.6**
Total	¥ Billions	25.4	28.8	31.9	29.2	**32.5**

6. Consolidated *ACIPHEX/PARIET* Sales by Area

(billions of yen)

Years Ended/Ending March 31		2003				2004
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Japan	¥ Billions	1.6	1.4	1.6	1.2	**1.7**
North America	¥ Billions	24.1	26.7	20.3	32.7	**22.6**
	US $ Millions	190	223	166	272	**191**
EU total	¥ Billions	1.5	1.2	2.2	1.6	**1.6**
Asia and others	¥ Billions	0.3	0.3	0.4	0.3	**0.3**
Total	¥ Billions	27.6	29.7	24.4	35.8	**26.3**

7. Non-Consolidated *ACIPHEX/PARIET, ARICEPT* Drug Substance / Bulk Tablets Sales

(billions of yen)

Years Ended/Ending March 31	2003				2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
ACIPHEX/PARIET bulk tablets/drug substance (export)	8.1	7.9	7.6	5.3	**9.4**
ARICEPT drug substance (export)	4.4	3.1	3.6	3.7	**4.6**
Bulk substance / Tablets total	12.5	11.1	11.1	9.1	**14.0**

7. Non-Consolidated Statement of Income Data

(billions of yen)

Years Ended/Ending March 31	2003				2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Net sales	76.8	73.4	77.7	61.7	**76.5**
Operating income	20.3	17.2	20.6	7.2	**19.1**
Ordinary income	19.1	17.6	20.6	7.6	**19.6**
Net income	11.4	8.4	12.4	2.1	**12.3**
Number of treasury stock (thousands of shares)	4,762	7,771	7,822	4,776	**4,778**

*Stock numbers less than one thousand were omitted.

8. Non-Consolidated Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31	2003				2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
METHYCOBAL	8.4	8.1	8.1	6.5	**8.3**
ARICEPT	5.4	5.5	6.1	4.8	**7.0**
SELBEX	7.2	6.7	7.2	5.7	**6.7**
GLAKAY	3.2	2.9	3.0	2.3	**2.8**
IOMERON	2.5	2.5	2.6	1.9	**2.6**
MYONAL	2.4	2.3	2.3	1.8	**2.3**
PARIET	1.6	1.5	1.6	1.2	**1.7**
NITOROL-R	1.8	1.5	1.6	1.2	**1.4**
GLUCAGON G NOVO	1.2	1.1	1.2	0.8	**1.2**
AZEPTIN	1.3	0.9	1.0	1.6	**1.0**
RULID	0.9	0.7	1.0	0.8	**0.8**
INHIBACE	0.9	0.8	0.8	0.6	**0.7**
Prescription Pharmaceuticals Total	49.6	46.4	49.4	40.3	**48.9**

9. Non-Consolidated Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31	2003				2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
CHOCOLA BB Group	2.4	2.6	2.3	1.8	**2.5**
Vitamin-E Group	0.6	1.0	0.9	0.6	**0.6**
SACLON Group	0.6	0.7	0.8	0.5	**0.5**
NABOLIN Group	0.5	0.2	0.3	0.3	**0.2**
Consumer Health Care Total	5.1	5.7	5.7	4.3	**4.3**

VII. Major R&D Pipeline Candidates

Changes from Previous Disclosure

1. *Pariet* was approved for maintenance therapy for Reflux Esophagitis in Japan.
2. *CLEACTOR* was submitted for sNDA for the treatment of pulmonary embolism in Japan.
3. A rapid disintegration tablet form of *ARICEPT* was filed for approval in Japan.
4. Indication of vascular dementia (VaD) of ARICEPT was not approved by FDA in the US.

1. International Development

1-1. Filed for Approval

(Product) Name (Research Code)	Area	Date	Description	Form.	Origin
ARICEPT E2020 (Additional indication)	U.S. E.U.	Sep-02 Oct-02	Vascular Dementia Currently used for the treatment of mild to moderate dementia of the Alzheimer's type. Non-approvable letter was received from FDA for vascular dementia (VaD) indication on July 3, 2003. Discussion with FDA regarding indication will continue.	Tab.	In-house

1-2. Phase III

(Product) Name (Research Code)	Area	Expected Application	Description	Form.	Origin
ARICEPT E2020 (Additional indication)	U.S.	2005	Severe Dementia due to Alzheimer's disease Currently used for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase III trials for the treatment of severe dementia due to Alzheimer's disease.	Tab.	In-house
ARICEPT E2020 (Additional indication)	E.U.	2005	Dementia associated with Parkinson's disease Currently used for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase III trials for the treatment of dementia associated with Parkinson's disease.	Tab.	In-house

1-3. Phase II

(Product) Name (Research Code)	Area	Description	Form.	Origin
E5564	U.S.	Septic Shock/Endotoxin Antagonist A synthetic endotoxin antagonist effective against endotoxin from various types of gram negative bacteria. Under development for the treatment of sepsis.	Inj.	In-house
E5564	U.S.	Prevention of endotoxin-related complications after coronary artery bypass graft surgery A synthetic endotoxin antagonist effective against endotoxin from various types of gram negative bacteria. Now in phase II development for the prevention of endotoxin-related complications after coronary artery bypass graft surgery.	Inj.	In-house
E7070	U.S. E.U.	Anti-cancer/Cell Cycle G1 Phase Arresting Agent The compound induces apoptosis by inhibiting cell cycle progression in the G1 phase. Under development as an anti-cancer agent with a novel mechanism of action.	Inj.	In-house
ARICEPT E2020 (Additional indication)	U.S.	Migraine Prophylaxis Currently used for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase II trials for the prophylaxis of migraine headaches.	Tab.	In-house
E2007	E.U.	Multiple Sclerosis, Epilepsy and Parkinson's disease / AMPA receptor antagonist Selectively antagonizes the AMPA-type glutamate receptor and inhibits neuronal cell death. Under development as a treatment for multiple sclerosis, epilepsy and Parkinson's disease.	Tab.	In-house

2. Development in Japan

2-1. Approved

(Product) Name (Research Code)	Description	Date	Form.	Origin
PARIET E3810 (Additional indication)	Maintenance Therapy for Gastroesophageal Reflux Desease(GERD) Already used for the treatment of peptic ulcers. Received an approval letter for a maintenance therapy for GERD.	Jul-03	Tab.	In-house

2-2. Filed for Approval

(Product) Name (Research Code)	Description	Application	Form.	Origin
MYONAL E2000 (Additional form)	Muscle Relaxant Absorption via a transdermal patch form has been shown to relieve central nervous skeletal muscle spasticity and to mitigate muscle stiffness and pain from poor circulation and is expected to improve various symptoms of muscle tension.	Mar-97	Transdermal	In-house
ARICEPT E2020 (Additional form)	Rapid Disintegration Tablet Already been used in tablet and fine granule forms. Filed for rapid disintegration tablet form.	Mar-03	Rapid Disintegration Tab.	In-house
CLEACTOR E6010 (Additional indication)	Treatment of Pulmonary Embolism A novel second generation t-PA with a structure modified utilizing recombinant DNA techniques. Designated as an orphan drug, E6010 is expected to be the first t-PA indicated for the treatment of pulmonary embolism in Japan.	2003	Inj.	In-house

2-3. Phase III

(Product) Name (Research Code)	Description	Expected Application	Form.	Origin
T-614	Anti-rheumatic Agent Inhibits lymphocyte proliferation and immunoglobulin production by suppressing the production of inflammatory cytokines. Expected to improve chronic rheumatoid arthritis.	2003	Tab.	Toyama Chemical
PARIET E3810 (Additional indication)	Eradication of *H. Pylori* in combination with antibiotics Currently used for the treatment of peptic ulcers in Japan. E3810 is now in phase III trials for the eradication of *H. Pylori* in combination with antibiotics.	2005	Tab.	In-house

2-4. Phase II

(Product) Name (Research Code)	Description	Form.	Origin
E3620	Gastroprokinetic agent/5-HT$_3$ Receptor Antagonist/5-HT$_4$ Receptor Agonist The compound with dual action of serotonin type 3 receptor antagonist and type 4 receptor agonist under development for gastrointestinal motility disfunctional disorders. Expected to improve the sense of fullness and anorexia associated with chronic gastritis and to improve the bowel function or abdominal pain associated with irritable bowel syndrome.	Tab.	In-house
KES524	Obesity Management/Central Acting Serotonin & Noradrenaline Reuptake Inhibitor Inhibits the reuptake of the cerebral neurotransmitters noradrenaline and serotonin, enhancing the feeling of satiety and the energy consumption resulting in a loss of body weight.	Cap.	Abbott
CLEACTOR E6010 (Additional indication)	Cerebral Embolism Treatment A novel second generation t-PA with a structure modified utilizing recombinant techniques. E6010 is under development to become the first t-PA for the treatment of cerebral embolism in Japan.	Inj.	In-house
TAMBOCOR (E0735) (Additional indication)	Sporadic Atrial Fibrillation/Flutter The compound has already been approved as a treatment for tachycardic arrhythmias in Japan and is in phase II clinical trials for the treatment of sporadic atrial fibrillation/flutter.	Tab.	3M
ARICEPT E2020 (Additional indication)	Severe Dementia due to Alzheimer's disease Currently used for the treatment of mild to moderate dementia of the Alzheimer's type. Now in phase II trials for the treatment of severe dementia.	Tab.	In-house

VIII. Major News Releases

Date	Description
July 30, 2003	Marketing alliance agreement for MAXALT, a migraine treatment agent is partially amended
July 30, 2003	Independent company will be established for chemicals and food additives business
July 18, 2003	PARIET 10 mg received approval for maintenance therapy for Gastroesophageal Reflux Disease(GERD)
July 4, 2003	FDA did not approve the indication of vascular dementia for ARICEPT
July 1, 2003	Notice concerning stock options including the amount to be paid for the exercise of stock options was announced
June 24, 2003	Notice of allotment of stock options was announced
June 23, 2003	Activated Vitamin B_2 tablet, CHOCOLA BB PLUS was launched in Japan
May 26, 2003	sNDA of CLEACTOR for acute pulmonary embolism was submitted
May 15, 2003	Agreement with Teva for co-development of rasagiline for Alzheimer's disease, and co-promotion for Parkinson's disease, in the U.S. was signed
May 13, 2003	Notice on providing stock options in the form of new stock issuance was announced
May 13, 2003	Notice concerning acquisition of the company's own shares in the market was announced
April 3, 2003	CHOCOLA CC WHITE for hyperpigmentation due to sunburn or other causes was launched in Japan

82-4015

July 30, 2003 Release

Eisai Co., Ltd.

Food Additives and Chemicals Division to be placed into Subsidiary Company

Eisai Co., Ltd. (Headquarters: Tokyo, President: Haruo Naito) has decided to place its Food Additives and Chemicals Division into a subsidiary company by April 1st, 2004.

The Food Additives and Chemicals Division of Eisai has developed and produced food additives, drug materials, and natural/synthetic vitamin E. The streamlining of this area of Eisai's business is expected to result in enhanced customer's satisfaction and corporate value of the Eisai Group.

Details such as the name of new company and establishment procedure etc. will be released at their earliest confirmation.

For inquiry:

Eisai Co., Ltd.
Public Relations Department
03-3817-5120

82-4015

July 30, 2003 Release

Kyorin Pharmaceutical Co., Ltd.
Eisai Co., Ltd.

Partial Amendment of the Marketing Alliance Agreement for the Migraine Treatment *MAXALT*®

Kyorin Pharmaceutical Co., Ltd. (Headquarters: Tokyo, President: Ikuo Ogihara) and Eisai Co., Ltd. (Headquarters: Tokyo, President: Haruo Naito) have reached an agreement on partial amendment of the joint marketing agreement concluded in February 2003 for *MAXALT*® (generic name: rizatriptan benzoate/not yet launched in Japan), and the companies executed the amended contract today. *MAXALT*®, a 5-$HT_{1B/1D}$ receptor agonist, is a migraine treatment for which Kyorin has obtained import approval.

The principal change from the former agreement is that promotion of *MAXALT*® will be performed solely by Eisai instead of co-promotion by both companies. Other aspects of the previously announced arrangement whereby Kyorin will import the product from Merck & Co., Inc., and supply it to Eisai, and Eisai will distribute *MAXALT*® in Japan are unchanged.

Kyorin has been promoting a franchise customer strategy under which Kyorin concentrates marketing activities in the fields of respiratory disease, otorhinology, and urology. Eisai, which specializes in neurology as one of its franchises, will promote *MAXALT*® independently. Kyorin will concentrate its sales activities on the three other principal areas noted above.

The product will be launched following national health insurance price listing. Eisai aims to increase its presence in the field of neurology and establish *MAXALT*® as a top brand in the Japanese market for migraine treatment agents.

[The amended points in the contract, product outline, and explanations of terms are attached below for reference.]

Contacts:

Kyorin Pharmaceutical Co., Ltd.
Management Planning Department
03-3293-3414

Eisai Co., Ltd.
Public Relations Department
03-3817-5120

[Major contents of the marketing partnership agreement]

(Prior to the revision: as of February 26, 2003)

1. Kyorin Pharmaceutical Co., Ltd. will import the product (finished product) from Merck & Co., Inc., and supply it to Eisai Co., Ltd.

2. Eisai Co., Ltd. will sell the product in Japan and both Kyorin and Eisai will conduct sales promotion activities. (1 brand, 1 channel, 2 promotion scheme)

3. Both companies will share the profit* after deducting marketing expenses etc. from total sales.

(Revision: as of July 30, 2003)

1. Kyorin Pharmaceutical Co., Ltd. will import the product (finished product) from Merck & Co., Inc., and supply it to Eisai Co., Ltd.

2. Eisai Co., Ltd. will sell the product in Japan and Eisai will conduct sales promotion activity. (1 brand, 1 channel, 1 promotion scheme)

* Item 3 under the former scheme was deleted from the agreement, because only Eisai will promote the product.

[Product Outline of *MAXALT*® 10 mg Tablet, *MAXALT RPD*® *10 mg Tablet]

Product Name: *MAXALT*® 10 mg Tablet, *MAXALT RPD*® 10 mg Tablet
Generic Name: Rizatriptan benzoate
Indication: Migraine
Import Approval Date: July 17, 2003
Price: As yet not listed in the national health insurance list in Japan
Distributor: Eisai Co., Ltd.
Importer: Kyorin Pharmaceutical Co., Ltd.

*RPD: Rapid disintegration tablet

[Explanation of Terms]

1. Migraine

A throbbing headache that occurs repeatedly and episodically, often appearing unilaterally. The headache occurs one or several times in a month, and lasts from a few hours to several days. Onset may be preceded by sensory disorders such as scintillating scotoma, and is often accompanied by nausea, vomiting, or hypersensitivity to light or sound. The cause of migraine headaches has not yet been

definitively determined, but it is recognized that the trigeminal nerve or dilation of the cerebral blood vessels are involved with the onset of migraine headaches.
The prevalence rate of migraines in Japanese aged 15 years and older including suspected cases was reported as 8.4% (male: 3.6%, female: 13.0%). Approximately 8.4 million people are estimated to have experienced migraine in Japan. (*Sakai F; Igarashi H. Prevalence of migraine in Japan: a nationwide survey. Cephalalgia 1997; 17: 15 - 22*)

2. 5-$HT_{1B/1D}$ receptor agonist-type migraine treatment agent
5-HT (serotonin) $_{1B/1D}$ receptor agonist acts selectively on 5-$HT_{1B/1D}$ receptors, constricting the blood vessels that expanded when symptoms of migraine develop, and controlling vascular inflammation. This treatment demonstrated superior control of migraines over current treatments.